GASCO ENERGY, INC.
                             14 Inverness Drive East
                              Building H, Suite 236
                            Englewood, Colorado 80112


October 28, 2005



VIA FACSIMILE and EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0405
Attention:  Ms. Susan Min
Fax:  (202) 942-9528

         Re:      Gasco Energy, Inc. (the "Company")
                  Amendment No. 1 to Form S-3 - File No. 333-128547 Filed October 27, 2005

Ladies and Gentlemen:

         Set forth below are the responses of the Company to the oral comments of the staff of the Securities and Exchange Commission (the "Staff") communicated to the Company's outside legal counsel. For your convenience, the comments provided by the Staff have been included before the response. In response to these comments, the Company has filed Amendment No. 1 to such registration statement.

1. The Staff requested that the legal opinion as to the legality of the securities being registered be revised to specifically opine to matters related to New York law.

         RESPONSE: We have included in Amendment No. 1 to the above referenced registration statement separate legal opinions that address the appropriate matters without qualification to applicable legal jurisdictions relevant to such opinions.

2. The Staff requested that the Company confirm that it will file unqualified legal opinions on Form 8-K at that time it issues any securities under the registration statement.

         RESPONSE: The Company hereby confirms that unqualified legal opinions will be filed on Form 8-K at the time of filing a prospectus supplement with respect to issuances of securities under such registration statement.

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If you have any questions or comments, please call me at (303) 483-0044.

Sincerely,

/s/ W. King Grant
-----------------

W. King Grant
Chief Financial Officer and
Executive Vice President

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